January 16, 2013

Larry Spirgel, Assistant Director

Christy Adams

Terry French

Celeste M. Murphy

Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed January 14, 2013

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Privileged World Travel Club, Inc. (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 5:30 p.m. Eastern Standard Time on Friday, January 18, 2013, or as soon thereafter as practicable.

The undersigned acknowledges, on behalf of the Company, that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to C. Parkinson Lloyd of Durham, Jones & Pinegar at (801) 297-1156, and that such effectiveness also be confirmed in writing.

Thank you for your consideration and assistance in this matter.

Very truly yours,

Privileged World Travel Club, Inc.

By:       /s/ Gregory Lykiardopoulos
Gregory Lykiardopoulos, Chairman

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com